Sun Life Reports Third Quarter 2023 Results
Sun Life Financial Inc. ("SLF Inc."), its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. The information in this document is based on the unaudited interim financial results of SLF Inc. for the period ended September 30, 2023 and should be read in conjunction with the interim management's discussion and analysis ("MD&A") and our unaudited interim consolidated financial statements and accompanying notes ("Interim Consolidated Financial Statements") for the period ended September 30, 2023, prepared in accordance with International Financial Reporting Standards ("IFRS"). We report certain financial information using non-IFRS financial measures. For more details, refer to the Non-IFRS Financial Measures section in this document. Additional information relating to SLF Inc. is available on www.sunlife.com under Investors – Financial results and reports, on the SEDAR+ website at www.sedarplus.ca, and on the U.S. Securities and Exchange Commission's website at www.sec.gov. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars. Amounts in this document may be impacted by rounding. On January 1, 2023 we adopted
IFRS 17 Insurance Contracts ("IFRS 17"), which replaces IFRS 4 Insurance Contracts, and IFRS 9 Financial Instruments ("IFRS 9"), which replaces IAS 39 Financial Instruments: Recognition and Measurement (collectively, "the new standards"). The nature and effects of the key changes to our critical accounting policies and estimated impacts from the adoption of the new standards are summarized in section L - Changes in Accounting Policies in our MD&A for the period ended September 30, 2023 ("Q3'23 MD&A").

TORONTO, ON - (November 13, 2023) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) announced its results for the third quarter ended September 30, 2023.
•Underlying net income(1) of $930 million decreased $19 million or 2% from Q3'22(2); underlying ROE(1) was 17.7%.
◦Wealth & asset management underlying net income(1): $457 million, up $38 million or 9%.
◦Group - Health & Protection underlying net income(1): $285 million, up $4 million or 1%.
◦Individual - Protection underlying net income(1): $297 million, down $8 million or 3%.
◦Corporate expenses & other(1): $(109) million net loss, increase in net loss of $(53) million or 95%.
•Reported net income of $871 million increased $760 million from Q3'22(2); reported ROE(1) was 16.6%.
•Increase to common share dividend from $0.75 to $0.78 per share.

“Sun Life delivered good results and we continue to benefit from our diversified business mix with strong net income in Canada, growth in SLC Management fee-related earnings and good growth in Asia," said Kevin Strain, President and CEO of Sun Life.

“We completed our acquisition of Dialogue, Canada’s leading virtual health and wellness provider that gives access to quality, high-touch care. In Asia, we increased our investment in Bowtie, Hong Kong’s first virtual insurer. Since the beginning of our partnership five years ago, Bowtie has grown in digital distribution, sales and increased market share. In the U.S., we’ve extended our Teledentistry.com partnership to DentaQuest, which will provide approximately 3.5 million people across 20 states access to oral and dental care. SLC Management's strategic relationship with Scotiabank Global Wealth Management to provide private asset solutions in the Canadian market will help to meet the growing demand for alternative investments.”

	Quarterly results		Year-to-date
Profitability	Q3'23	Q3'22(2)	2023	2022(2)
Underlying net income ($ millions)(1)	930	949	2,745	2,477
Reported net income - Common shareholders ($ millions)	871	111	2,337	1,706
Underlying EPS ($)(1)(3)	1.59	1.62	4.68	4.23
Reported EPS ($)(3)	1.48	0.19	3.97	2.91
Underlying return on equity ("ROE")(1)	17.7%	19.4%	17.6%	17.1%
Reported ROE(1)	16.6%	2.3%	14.9%	11.8%
Growth	Q3'23	Q3'22(2)	2023	2022(2)
Wealth sales & asset management gross flows ($ millions)(1)(4)	39,324	42,146	128,070	155,381
Group - Health & Protection sales ($ millions)(1)	374	499	1,573	1,209
Individual - Protection sales ($ millions)(1)	669	444	1,784	1,269
Assets under management ("AUM") ($ billions)(1)	1,340	1,269	1,340	1,269
New business Contractual Service Margin ("CSM") ($ millions)(1)	370	177	872	509

Financial Strength	Q3'23	As at January 1, 2023(5)
LICAT ratios (at period end)(5)
Sun Life Financial Inc.	147%	142%
Sun Life Assurance(6)	138%	139%
Financial leverage ratio (at period end)(2)(7)	21.8%	23.7%

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q3'23 MD&A.
(2)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards, IFRS 17 and IFRS 9. For more details, see the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in this document.
(3)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(4)Effective January 1, 2023, Canada wealth sales & asset management gross flows have been updated to exclude retained sales. Prior period amounts have been updated to reflect this change.
(5)OSFI's 2023 LICAT Guideline, effective January 1, 2023, specifies that available capital for LICAT purposes includes the Contractual Service Margin. Prior period restatement and resubmissions are not mandated. Pro-forma January 1, 2023 LICAT ratios are disclosed to illustrate transition impact. These pro-forma calculations will not be formally submitted to OSFI. Refer to section F - Financial Strength in the Q3'23 MD&A.
(6)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(7)Effective January 1, 2023, the calculation for the financial leverage ratio was updated to include the CSM balance (net of taxes) in the denominator. The CSM (net of taxes) was $9.3 billion as at September 30, 2023 (January 1, 2023 - $8.7 billion).
            EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2023    1

Financial and Operational Highlights - Quarterly Comparison (Q3'23 vs. Q3'22)

($ millions)	Q3'23
Underlying net income by business type(1)(2):	Sun Life	Asset Management	Canada	U.S.	Asia	Corporate
Wealth & asset management	457	330	116	—	11	—
Group - Health & Protection	285	—	136	149	—	—
Individual - Protection	297	—	86	36	175	—
Corporate expenses & other	(109)	—	—	—	(20)	(89)
Underlying net income(1)	930	330	338	185	166	(89)
Reported net income - Common shareholders	871	268	365	132	211	(105)
Change in underlying net income (% year-over-year)	(2)%	11%	15%	(19)%	8%	nm(3)
Change in reported net income (% year-over-year)	nm(3)	23%	nm(3)	6%	nm(3)	nm(3)
Wealth sales & asset management gross flows(1)(4)	39,324	34,266	3,395	—	1,663	—
Group - Health & Protection sales(1)	374	—	119	239	16	—
Individual - Protection sales(1)	669	—	148	—	521	—
Change in wealth sales & asset management gross flows (% year-over-year)	(7)%	(6)%	7%	—	(34)%	—
Change in group sales (% year-over-year)	(25)%	—	4%	(35)%	(16)%	—
Change in individual sales (% year-over-year)	51%	—	24%	—	60%	—
(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q3'23 MD&A.
(2)For more information about the business types in Sun Life's business groups, see section A - How We Report Our Results in the Q3'23 MD&A.
(3)Not meaningful.
(4)Effective January 1, 2023, Canada wealth sales & asset management gross flows have been updated to exclude retained sales. Prior period amounts have been updated to reflect this change.

Underlying net income(1) of $930 million decreased $19 million or 2% from prior year, driven by:
•Wealth & asset management(1) up $38 million: Higher investment income driven by volume growth and an increase in yields, and higher Asset Management fee-related earnings.
•Group - Health & Protection(1) up $4 million: Strong revenue growth across all U.S. businesses and better disability experience in Canada, largely offset by health and protection experience in the U.S., and lower fee-related earnings in Canada.
•Individual - Protection(1) down $8 million: Lower earnings due to the sale of Sun Life UK(2), and lower net investment results in the U.S., partially offset by business growth reflecting good sales momentum during the past year in Asia.
•Corporate expenses & other(1) $(53) million increase in net loss includes higher debt financing costs.
•Higher expenses across business types were driven by volume growth, continued investments in the business, and higher incentive compensation.
•Favourable foreign currency translation led to an increase of $16 million.

Reported net income of $871 million increased $760 million, driven by:
•Favourable market-related impacts primarily reflecting interest rates partially offset by real estate experience(3);
•A $170 million charge related to the sale of Sun Life UK(2) and a higher increase in SLC Management's acquisition-related liabilities(4) in the prior year; and
•ACMA(5) impacts; partially offset by
•Fair value changes in management's ownership of MFS(6) shares.

(1)Refer to section C - Profitability in the Q3'23 MD&A for more information on notable items attributable to reported & underlying net income items and the Non-IFRS Financial Measures in this document for a reconciliation between reported net income and underlying net income. For more information about the business types in Sun Life's operating segments/business groups, see section A - How We Report Our Results in the Q3'23 MD&A.
(2)On April 3, 2023 we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). In Q3'22, we recognized an impairment charge of $170 million pertaining to the attributed goodwill that was not expected to be recovered through the sale. For additional information, refer to Note 3 of our Interim Consolidated Financial Statements for the period ended September 30, 2023.
(3)Real estate experience reflects the difference between the actual value of real estate investments compared to management's longer-term expected returns supporting insurance contract liabilities ("real estate experience").
(4)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(5)Assumption changes and management actions ("ACMA").
(6)MFS Investment Management ("MFS").
2    Sun Life Financial Inc.     Third Quarter 2023        EARNINGS NEWS RELEASE

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management underlying net income of $330 million increased $32 million or 11% from prior year, driven by:
•MFS up $4 million (down US$5 million): Higher average net assets ("ANA"), an increase in net investment income, favourable foreign exchange translation and higher variable compensation expenses. The MFS pre-tax net operating profit margin(1) was 41% for Q3'23, consistent with the prior year.
•SLC Management up $28 million: Fee-related earnings(1) increased 17% driven by higher AUM, reflecting strong capital raising and deployment across the platform and the AAM acquisition(2). Fee-related earnings margin(1) for Q3'23 of 24% was consistent with the prior year. The increase in underlying net income was driven by the higher fee-related earnings, a favourable tax rate(3), and higher retention expenses in the prior year that did not repeat.

Reported net income of $268 million increased $50 million or 23% from prior year, driven by a lower increase in SLC Management's acquisition-related liabilities(4) compared to the prior year and an increase in underlying net income, partially offset by fair value changes in management's ownership of MFS shares.

Foreign exchange translation led to an increase of $7 million in underlying net income and reported net income.

Asset Management ended Q3'23 with $974 billion of AUM, consisting of $755 billion (US$556 billion) in MFS and $219 billion in SLC Management. Total Asset Management net outflows of $9.1 billion in Q3'23 reflected MFS net outflows of $12.5 billion (US$9.3 billion) partially offset by SLC Management net inflows of $3.4 billion.

MFS maintained good momentum in growing the defined contribution business. On a year-to-date basis, defined contribution gross sales are up 14% compared to prior year due to strong placement on consultant, advisor and recordkeeping platforms’ select lists, driving approximately     US$3 billion in net inflows, despite challenging market conditions.

In October, SLC Management entered into a strategic partnership with Scotiabank to distribute alternative investment capabilities to the Canadian retail market through Scotia Global Wealth Management. This will allow SLC Management to extend alternative investment capabilities to new Clients and expands the roster of investment solutions Scotiabank can offer the Canadian wealth management market. This strategic partnership, coupled with the recent acquisition of Advisors Asset Management, Inc. (“AAM”), positions SLC Management to meet the growing demand for alternative assets among High-Net-Worth ("HNW") investors. AAM also announced it will distribute Crescent Private BDC, a non-traded closed-end fund launched by Crescent Capital Group LP. This is the second collaboration between AAM and other SLC Management affiliates since its acquisition in Q1, highlighting the strategic benefit of adding this distribution channel.

Canada: A leader in health, wealth, and insurance
Canada underlying net income of $338 million increased $45 million or 15% from prior year, reflecting:
•Wealth & asset management up $14 million: Increase in investment income driven by higher volume and yields.
•Group - Health & Protection up $34 million: Improved disability experience reflecting higher margins and shorter claims durations, partially offset by lower fee-related earnings.
•Individual - Protection down $3 million: In line with prior year.
•Higher expenses across all businesses were driven by volume growth, continued investments in the business, and higher incentive compensation.

Reported net income of $365 million increased $309 million from prior year, driven by more favourable market-related impacts primarily from interest rates, ACMA impacts, and the increase in underlying net income, partially offset by real estate experience.

Canada's sales(5):
•Wealth sales & asset management gross flows of $3 billion were up 7%, driven by higher Individual Wealth sales, primarily from mutual funds, partially offset by lower defined contribution sales in Group Retirement Services ("GRS").
•Group - Health & Protection sales of $119 million were up 4%, reflecting higher health sales.
•Individual - Protection sales of $148 million were up 24%, reflecting higher participating whole life insurance sales.

We continue to execute on our strategy of helping Clients access the care they need to prevent and mitigate health risks and live healthier lives. In Q3, Sun Life was selected to move forward in the final stages of contract negotiations with the Government of Canada to be the administrator of the Canadian Dental Care Plan (“CDCP”), which will provide access to dental care for Canadians in need. Through the CDCP, up to nine million additional Canadians will have access to dental care.

(1)Represents a non-IFRS financial measure. For more details, see the Non-IFRS Financial Measures section in this document and in the Q3'23 MD&A.
(2)On February 1, 2023, we completed the acquisition of a majority stake interest in Advisors Asset Management, Inc. ("the AAM acquisition"), a leading independent U.S. retail distribution firm, with the option to acquire the remaining interest starting in 2028.
(3)Underlying net income includes favourable adjustments related to tax filings.
(4)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(5)Compared to the prior year.
        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2023    3

In support of our focus on inclusive workplace benefits, we are making it easier for plan members to understand and access culturally relevant covered health expenses under the standard Personal Spending Accounts (“PSA”). For example, we created a new Indigenous Health category which outlines and creates awareness that Sun Life provides coverage for traditional medicines, fees and supplies for Indigenous ceremonies, and more under the PSA. We also expanded our partnership with Spirit North, a national charitable organization, committing $1 million in funding over three years, to deliver physical health programs and address health inequities in underserved Indigenous communities.

U.S.: A leader in health and benefits
U.S. underlying net income of US$140 million decreased US$33 million or 19% ($185 million decreased $42 million or 19%) from prior year, driven by:
•Group - Health & Protection down US$24 million: Lower Dental results as strong revenue growth was more than offset by the impact of Medicaid redeterminations following the end of the Public Health Emergency and investments in the Advantage Dental+ business. In Group Benefits, strong revenue growth was largely offset by less favourable morbidity experience.
•Individual - Protection down US$9 million: The inclusion of the UK payout annuity business(1) was more than offset by lower net investment results.

Reported net income of US$105 million increased US$9 million or 9% ($132 million increased $7 million or 6%) from prior year, driven by market-related impacts largely from interest rates, offset by the decrease in underlying net income and ACMA impacts.

Foreign exchange translation led to an increase of $5 million and $4 million in underlying net income and reported net income, respectively.

U.S. group sales(2) of US$179 million were down US$102 million or 36% ($239 million, down $127 million or 35%), reflecting lower large case Medicaid sales in Dental, partially offset by higher commercial dental sales.

As a leader in health and benefits, we are helping Clients get access to the right care at the right time to live healthier lives. In Q3, we established a new preferred partnership with OptiMed, a U.S. national health care organization, to make specialty drugs more accessible and affordable for our stop-loss members. The new program will improve how specialty drugs are administered for members who need them, often in their own home, while also managing rising health care costs. Also, in employee benefits, we launched an enhanced disability product suite specially designed for healthcare professionals, providing them with income replacement coverage that meets their specific needs.

We extended our partnership with Teledentistry.com to include DentaQuest members. The service offers members 24/7 virtual access to dental providers, making it easier to get dental care and advice digitally. It is expected to be available to Medicaid and commercial dental plan members in 20 states by the end of 2023, increasing access to oral health care for approximately 3.5 million members in those states.

Asia: A regional leader focused on fast-growing markets
Asia underlying net income of $166 million increased $13 million or 8% from prior year, driven by:
•Wealth & asset management down $8 million: Lower earnings in the Philippines.
•Individual - Protection up $39 million: Business growth reflecting good sales momentum during the past year. Experience in the quarter included favourable mortality from lower claims volumes, largely offset by higher expense experience.
•Regional office expenses & other $(18) million increased net loss primarily reflecting higher incentive compensation.

Reported net income of $211 million compared to nil reported net income in the prior year, driven by ACMA impacts, and favourable market-related impacts largely from interest rates partially offset by real estate experience.

Foreign exchange translation led to an increase of $3 million and $5 million in underlying net income and reported net income, respectively.

Asia's sales(2):
•Wealth sales & asset management gross flows of $2 billion were down 34%, primarily reflecting lower money market fund sales in the Philippines.
•Individual sales of $521 million were up 60%, driven by higher sales in Hong Kong reflecting increased demand as pandemic-related travel restrictions were lifted in early 2023, and in International reflecting large case sales, partially offset by lower sales in Vietnam reflecting market conditions.

New business CSM of $238 million in Q3'23, compared to $79 million in the prior year, was primarily driven by sales in Hong Kong and High-Net-Worth.

We continue to execute on our growth strategy through strategic partnerships and investments. We launched our 15-year exclusive bancassurance partnership with Dah Sing Bank in Hong Kong with strong sales. We also increased our strategic investment in Bowtie Life Insurance Company Limited, Hong Kong’s first virtual insurer with a leading market share of approximately 30%(3) in Hong Kong’s direct sales channel.

(1)On April 3, 2023, we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). Under the agreement, we will retain our economic interest in the payout annuities business through a reinsurance treaty, which, effective Q2'23 is recorded in In-force Management within the U.S. business group. For additional information, refer to Note 3 of our Interim Consolidated Financial Statements for the period ended September 30, 2023.
(2)Compared to the prior year.
(3)According to Insurance Authority’s Provisional Statistics for Long Term Business 2021-2023, Bowtie ranked first in number of new individual paid policies through direct channel in Hong Kong.
4    Sun Life Financial Inc.     Third Quarter 2023        EARNINGS NEWS RELEASE

Demonstrating our focus on adopting prudent financial practices that protect our Clients while strengthening our risk management capabilities, Sun Life Hong Kong received approval from the Hong Kong Insurance Authority for the early adoption of the Risk-Based Capital (“RBC”) regime, effective end of June 2023. Sun Life Hong Kong is among the few insurers in Hong Kong that has transitioned to the RBC regime earlier than scheduled, reflecting our risk management capabilities and financial strength.

Corporate
Corporate underlying net loss was $89 million compared to underlying net loss of $22 million in the prior year, driven by the sale of Sun Life UK(1), higher operating expenses including incentive compensation, an increase in debt financing costs, partially offset by higher investment income from surplus assets.

Reported net loss was $105 million compared to reported net loss of $288 million in the prior year, driven by the impacts from the sale of Sun Life UK(2) , partially offset by the change in underlying net loss.

(1)On April 3, 2023 we completed the sale of SLF of Canada UK Limited to Phoenix Group Holdings plc ("the sale of Sun Life UK"). Under the agreement, we will retain our economic interest in the payout annuities business through a reinsurance treaty, which, effective Q2'23, is recorded in In-force Management within the U.S. business group.
(2)In Q3'22, we recognized an impairment charge of $170 million pertaining to the attributed goodwill that was not expected to be recovered through the sale of Sun Life UK. For additional information, refer to Note 3 of our Interim Consolidated Financial Statements for the period ended September 30, 2023. Also, the prior year included market-related losses from Sun Life UK.
        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2023    5

Earnings Conference Call
The Company's Q3'23 financial results will be reviewed at a conference call on Tuesday, November 14, 2023, at 10:00 a.m. ET. Visit www.sunlife.com/QuarterlyReports 10 minutes prior to the start of the event to access the call through either the webcast or conference call options. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q3'24 period end.

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	David Garg
Director, Corporate Communications	Senior Vice-President, Capital Management and Investor Relations
Tel: 226-751-2391	Tel: 416-408-8649
krista.wilson@sunlife.com	david.garg@sunlife.com

6    Sun Life Financial Inc.     Third Quarter 2023        EARNINGS NEWS RELEASE

Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9
2022 results have been restated for the adoption of IFRS 17 and the related IFRS 9 classification overlay (“the new standards”). The restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards. The majority of the actions taken to re-balance asset portfolios and transition asset-liability management execution to an IFRS 17 basis occurred in Q1'23. Accordingly, analysis based on 2022 comparative results may not necessarily be indicative of future trends, and should be interpreted with this context. Using sensitivities to analyze the outlook for market risk and related impacts (e.g., interest rate sensitivities) will be more representative starting with the sensitivities disclosed for Q1’23 and onward in section I - Risk Management in each quarter's respective MD&A document. Certain 2022 restated results and 2023 interim results in the Drivers of Earnings and CSM Movement Analysis were refined to more accurately reflect how management views the business. As these results are not audited, or have not yet been audited, they may still be subject to change.

Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in the Q3'23 MD&A under the heading
N - Non-IFRS Financial Measures and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results and reports.

1. Underlying Net Income and Underlying EPS
Underlying net income is a non-IFRS financial measure that assists in understanding Sun Life's business performance by making certain adjustments to IFRS income. Underlying net income, along with common shareholders’ net income (Reported net income), is used as a basis for management planning, and is also a key measure in our employee incentive compensation programs. This measure reflects management's view of the underlying business performance of the company and long-term earnings potential. For example, due to the longer term nature of our individual protection businesses, market movements related to interest rates, equity markets and investment properties can have a significant impact on reported net income in the reporting period. However, these impacts are not necessarily realized, and may never be realized, if markets move in the opposite direction in subsequent periods or in the case of interest rates, the fixed income investment is held to maturity.

Underlying net income removes the impact of the following items from reported net income:
•Market-related impacts reflecting the after-tax difference in actual versus expected market movements;
•Assumptions changes and management actions;
•Other adjustments:
i)Management’s ownership of MFS shares;
ii)Acquisition, integration, and restructuring;
iii)Intangible asset amortization;
iv)Other items that are unusual or exceptional in nature.

For additional information about the adjustments removed from reported net income to arrive at underlying net income, refer to section N - Non-IFRS Financial Measures - 2 - Underlying Net Income and Underlying EPS in the Q3'23 MD&A.

        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2023    7

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income and EPS based on IFRS.

Reconciliations of Select Net Income Measures	Quarterly results		Year-to-date
($ millions, after-tax)	Q3'23	Q3'22(1)	2023	2022(1)
Underlying net income	930	949	2,745	2,477
Market-related impacts(1)
Equity market impacts	(21)	(36)	(21)	(165)
Interest rate impacts(2)	127	(338)	39	(223)
Impacts of changes in the fair value of investment properties (real estate experience)	(83)	13	(279)	143
Add: Market-related impacts	23	(361)	(261)	(245)
Add: Assumption changes and management actions	35	(131)	37	(180)
Other adjustments
Management's ownership of MFS shares	7	37	23	88
Acquisition, integration and restructuring(3)(4)(5)(6)(7)	(89)	(312)	(113)	(406)
Intangible asset amortization	(35)	(23)	(94)	(56)
Other(8)	—	(48)	—	28
Add: Total of other adjustments	(117)	(346)	(184)	(346)
Reported net income - Common shareholders	871	111	2,337	1,706
Underlying EPS (diluted) ($)	1.59	1.62	4.68	4.23
Add: Market-related impacts ($)	0.04	(0.62)	(0.44)	(0.42)
Assumption changes and management actions ($)	0.06	(0.22)	0.06	(0.31)
Management's ownership of MFS shares ($)	0.01	0.06	0.04	0.15
Acquisition, integration and restructuring ($)	(0.16)	(0.53)	(0.20)	(0.70)
Intangible asset amortization ($)	(0.06)	(0.04)	(0.17)	(0.10)
Other ($)	—	(0.08)	—	0.05
Impact of convertible securities on diluted EPS ($)	—	—	—	0.01
Reported EPS (diluted) ($)	1.48	0.19	3.97	2.91
(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards, IFRS 17 and IFRS 9. For more details, see the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in this document.
(2)Our results are sensitive to long term interest rates given the nature of our business and to non-parallel yield curve movements (for example flattening, inversion, steepening, etc.).
(3)Amounts relate to acquisition costs for our SLC Management affiliates, BentallGreenOak, InfraRed Capital Partners, Crescent Capital Group LP and Advisors Asset Management, Inc, which include the unwinding of the discount for Other financial liabilities of $21 million in Q3'23 and $62 million for the first nine months of 2023 (Q3'22 - $15 million; the first nine months of 2022 - $47 million).
(4)Q3'23 reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates of $42 million (Q3'22 - $80 million).
(5)Includes acquisition and integration costs associated with DentaQuest, acquired on June 1, 2022.
(6)Includes a $65 million gain on the sale of the sponsored markets business in Canada in Q1'23 and a $19 million gain on the sale of Sun Life UK in Q2'23.
(7)Q3'22 reflects an impairment charge of $170 million pertaining to the attributed goodwill that was not expected to be recovered through the sale of Sun Life UK.
(8)Includes a charge of $48 million in Q3'22 reflecting the resolution of a matter related to reinsurance pricing for our U.S. In-force Management business, and Q2'22 reflects a gain on the sale-leaseback of the Wellesley office in the U.S.

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results		Year-to-date
($ millions)	Q3'23	Q3'22(1)	2023	2022(1)
Underlying net income (after-tax)	930	949	2,745	2,477
Underlying net income adjustments (pre-tax):
Add: Market-related impacts(1)	107	(400)	(290)	54
Assumption changes and management actions(2)	41	(153)	47	(213)
Other adjustments	(156)	(385)	(255)	(385)
Total underlying net income adjustments (pre-tax)	(8)	(938)	(498)	(544)
Add: Taxes related to underlying net income adjustments	(51)	100	90	(227)
Reported net income - Common shareholders (after-tax)	871	111	2,337	1,706
(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards, IFRS 17 and IFRS 9. For more details, see the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in this document.
(2)In this document, the reported net income impact of ACMA is shown in aggregate for Net insurance service result and Net investment result, and excludes amounts attributable to participating policyholders. In contrast, Note 7.B.iv of the Consolidated Financial Statements for the period ended September 30, 2023 shows the net income impacts of method and assumption changes separately in Net insurance service result and Net investment result, and includes amounts attributable to participating policyholders.

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations and other tax-related adjustments.

8    Sun Life Financial Inc.     Third Quarter 2023        EARNINGS NEWS RELEASE

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures, and a full listing is available in section N - Non-IFRS Financial Measures in the Q3'23 MD&A.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our Company's assets across asset management, wealth, and insurance. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Third-party AUM and Consolidation adjustments. Effective January 1, 2023, "Other AUM" was renamed to "Third Party AUM", and "Consolidation adjustments" is presented separately as consolidation adjustments apply to all components of total AUM. For additional information about Third-party AUM, refer to sections D - Growth - 2 - Assets Under Management and N - Non-IFRS Financial Measures in the Q3'23 MD&A.

	Quarterly results
($ millions)	Q3'23	Q3'22
Assets under management
General fund assets	193,858	198,181
Segregated funds	119,988	118,564
Third-party AUM(1)	1,063,075	991,349
Consolidation adjustments(1)	(36,780)	(38,725)
Total assets under management	1,340,141	1,269,369
(1)Represents a non-IFRS financial measure. For more details, see section N - Non-IFRS Financial Measures in the Q3'23 MD&A.

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities, net of loans related to acquisitions that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure is a key consideration of available funds for capital re-deployment to support business growth.

($ millions)	As at September 30, 2023	As at December 31, 2022
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	533	423
Debt securities(1)	1,310	1,408
Equity securities(2)	102	102
Sub-total	1,945	1,933
Less: Loans related to acquisitions (held at SLF Inc. and its wholly owned holding companies)	(543)	(883)
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	1,402	1,050
(1)Includes publicly traded bonds.
(2)Includes ETF Investments.

3. Reconciliations of Select Non-IFRS Financial Measures

Underlying Net Income to Reported Net Income Reconciliation - Pre-tax by Business Group

	Q3'23
($ millions)	Asset Management	Canada	U.S.	Asia	Corporate	Total
Underlying net income (loss)	330	338	185	166	(89)	930
Add: Market-related impacts (pre-tax)	(3)	94	39	(1)	(22)	107
ACMA (pre-tax)	—	20	(30)	51	—	41
Other adjustments (pre-tax)	(81)	3	(71)	(7)	—	(156)
Tax expense (benefit) on above items	22	(90)	9	2	6	(51)
Reported net income (loss) - Common shareholders	268	365	132	211	(105)	871
	Q3'22(1)
Underlying net income (loss)	298	293	227	153	(22)	949
Add: Market-related impacts (pre-tax)(1)	3	(206)	(13)	(107)	(77)	(400)
ACMA (pre-tax)	—	(82)	(6)	(54)	(11)	(153)
Other adjustments (pre-tax)	(95)	(6)	(112)	(2)	(170)	(385)
Tax expense (benefit) on above items	12	57	29	10	(8)	100
Reported net income (loss) - Common shareholders	218	56	125	—	(288)	111
(1)2022 restated results may not be fully representative of our future earnings profile, as we were not managing our asset and liability portfolios under the new standards, IFRS 17 and IFRS 9. For more details, see the heading "Note to Readers: 2022 Restated Results on Adoption of IFRS 17 and IFRS 9" in this document.

Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies; (ii) relating to the expected benefits of our strategic partnerships; (iii) relating to our contract negotiations with the Government of Canada for administration of the Canadian Dental Care Plan; (iv) relating to our growth initiatives and other business objectives; (v) relating to our targets and commitments; (vi) that are predictive in nature or that depend upon or refer to future events or conditions; and (vii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in the Q3'23 MD&A under the headings
C - Profitability - 5 - Income taxes, F - Financial Strength and I - Risk Management and in SLF Inc.’s 2022 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively.

        EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Third Quarter 2023    9

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements essentially depends on our business performance which, in turn, is subject to many risks. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; fluctuations in foreign currency exchange rates; and inflation; insurance risks - related to mortality experience, morbidity experience and longevity; policyholder behaviour; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; shifts in investing trends and Client preference towards products that differ from our investment products and strategies; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - changes to accounting standards in the jurisdictions in which we operate; risks associated with our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

10    Sun Life Financial Inc.     Third Quarter 2023        EARNINGS NEWS RELEASE